For immediate release

Mittal Steel Announces Approval of the Offer Documents relating to its Offer for Arcelor and
Opening of the Acceptance Period in Europe

16 May 2006 - London / Rotterdam, Mittal Steel Company N.V. (“Mittal Steel”) announces that following coordination among the European regulators, the information document relating to its offer for Arcelor shares and convertible bonds (the “Offer”) was approved today by the Luxembourg Commission de Surveillance du Secteur Financier, the Belgian Commission Bancaire, Financière et des Assurances and the French Autorité des marchés financiers. The information document is expected to be approved by the Spanish Comisión Nacional del Mercado de Valores in the near future.

Today, the Dutch Autoriteit Financiële Markten also approved the share listing prospectus prepared for the issuance of new Mittal Steel class A common shares in connection with the Offer and for the admission of such shares to trading on Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and the Spanish Stock Exchanges. This share listing prospectus is “passported” into Luxembourg, Belgium, France and Spain under EU prospectus legislation.

The acceptance period for the Offer in Luxembourg, Belgium and France will start on the date on which the information document will be published, i.e., on 18 May 2006 (except in Spain, where the acceptance period will commence on the date indicated in the Spanish version of the information document expected to be approved by the CNMV), and will close 30 business day later, i.e., on 29 June 2006.

The acceptance period for the Offer in the United States will start on the date that the registration statement on Form F-4 currently under review by the SEC is declared effective.

Commenting, Mr Lakshmi N. Mittal, Chairman and Chief Executive, said:

“We are delighted to have today received approval from most of the securities regulators on our offer documentation for our tender offer on Arcelor. Now shareholders will have the opportunity to decide for themselves on the value and merits of our proposal. We remain excited about the prospects of our offer, which is based on very sound industrial logic and provides tremendous value creation potential. We believe that stakeholders in the steel industry appreciate the need for further consolidation and recognise the benefits it can bring in creating a more sustainable operating environment. The Mittal/Arcelor combination would define the model of the future, creating a financially strong, balanced, global market leader, ideally positioned to exploit growth opportunities in a consolidating industry”.

Enquiries:
Nicola Davidson /Paul Weigh	Mittal Steel Company	+	44 207 543 1162/117

UK media:
Philip Gawith / Lydia Pretzlik	Maitland Consultancy	+	44 20 7379 5151

US media
Gillian Angstadt	Abernathy McGregor	+	1 212 371 5999

French media:
Anne Meaux	Image Sept	+	33 6 89 87 61 76

About Mittal Steel

Mittal Steel Company is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain (subject to subject to approval of the Spanish version of the Information Document by the CNMV), Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company has filed, and will file, important documents with the European regulators and the SEC, including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents because they contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on the website of certain of the European regulators, the SEC’s website at www.sec.gov and Mittal Steel’s website at www.mittalsteel.com.